Filed Pursuant to Rule 433

Registration Statement No. 333-149623

Pricing Term Sheet

Alcoa Inc.

150,000,000 Shares of Common Stock, Par Value $1.00 Per Share

This term sheet to the preliminary prospectus supplement dated March 16, 2009 should be read together with the preliminary prospectus supplement before making a decision in connection with an investment in the securities. The information in this term sheet supersedes the information contained in the preliminary prospectus supplement to the extent that it is inconsistent therewith. Terms used but not defined herein have the meaning ascribed to them in the preliminary prospectus supplement.

Issuer:	Alcoa Inc.
Size:	150,000,000 shares (172,500,000 shares including over-allotment option)
Price to public:	$5.25 per share
Underwriting discount:	3.25%
Net proceeds to issuer:	$761,698,250 (after deducting underwriting discounts and estimated net offering expenses) assuming no exercise of the over-allotment option
Last reported sale price (March 18, 2009):	$5.48
Pricing Date/Closing Date:	March 18, 2009 / March 24, 2009
Underwriters:

Credit Suisse Securities (USA) LLC

Morgan Stanley & Co. Incorporated

Barclays Capital Inc.

Citigroup Global Markets Inc.

BMO Capital Markets Corp.

BNY Mellon Capital Markets, LLC

Goldman, Sachs & Co.

Mitsubishi UFJ Securities (USA), Inc.

Alain J. P. Belda, Chairman of the Board of Alcoa, and Franklin A. Thomas, a director of Alcoa, are also directors of Citigroup Inc., the parent company of Citigroup Global Markets Inc.

Concurrent Offering of Convertible Notes

Concurrently with this offering of common stock, pursuant to a separate prospectus supplement, we are offering $500 million aggregate principal amount of 5.25% convertible notes due 2014 (or $575 million aggregate principal amount of 5.25% convertible notes due 2014 if the underwriters exercise their over-allotment option in full) in an underwritten public offering (the “Convertible Notes Offering”). This reflects an increase from the initial offering amount of $250 million (or $287.5 million if the underwriters exercise their over-allotment option in full). Neither the completion of this offering nor of the Convertible Notes Offering is contingent on the completion of the other. Assuming no exercise of the underwriters’ over-allotment option with respect to the Convertible Notes Offering, the net proceeds of the Convertible Notes Offering, after deducting the underwriting discount and estimated expenses, will be approximately $488 million.

We have filed a registration statement (including a preliminary prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement included in that registration statement and other documents we have filed with the SEC for more complete information about us and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, we or the underwriters will arrange to send you the prospectus if you request it by calling Credit Suisse Securities (USA) LLC at 1-800-221-1037; Morgan Stanley & Co. Incorporated at 1-866-718-1649; Barclays Capital Inc. at 1-888-603-5847; or Citigroup Global Markets Inc. at 1-877-858-5407.